Exhibit 9

CONSENT

We refer to the technical report entitled “Technical Report 2012 on the Lookout Hill Property” and dated March 29, 2012 (the “Technical Report”) as referenced in the Annual Report on Form 40-F dated March 29, 2012 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of our firm name and the Technical Report, including extracts from or summaries thereof, in and as part of the Company’s Form 40-F, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Yours truly,
/s/Lawrie Gillett
Title:  Director/Global Practice Leader - Corporate Consulting
Company:  AMC Consultants Pty Ltd.
Date:  March 29, 2012